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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ----------------

                                  SCHEDULE TO/A
                             TENDER OFFER STATEMENT
                                      Under
                       SECTION 14(d)(1) OR 13(e)(1) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                        (Amendment No. 2/Final Amendment)
                                ----------------

                                PMC-SIERRA, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

          Options to Purchase Common Stock, Par Value $0.001 Per Share
                         (Title of Class of Securities)

                                    69344F106
        (CUSIP Number of Class of Securities of Underlying Common Stock)

                                Robert L. Bailey
                      President and Chief Executive Officer
                                PMC-Sierra, Inc.
                               3975 Freedom Circle
                              Santa Clara, CA 95054
                                 (408) 239-8000

       (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                   Copies to:

                                Neil Wolff, Esq.
                              Susan Stapleton, Esq.
                        Wilson Sonsini Goodrich & Rosati,
                            Professional Corporation
                               650 Page Mill Road
                        Palo Alto, California 94304-1050
                                 (650) 493-9300

                            CALCULATION OF FILING FEE
====================================================== =======================
               Transaction Valuation*                   Amount of Filing Fee**
------------------------------------------------------ -----------------------
                  $ 90,436,157.54                             $8,320.13
====================================================== =======================

 * Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 19,763,239 shares of common stock of PMC-Sierra, Inc. having an aggregate value of $90,436,157.54 as of August 23, 2002 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $92 per each $1.0 million of the value of the transaction.

**       Previously paid.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,320.13
Form or Registration No.: Schedule TO
Filing Party: PMC-Sierra, Inc.
Date Filed:  August 27, 2002

[ ]      Check  the  box  if  the   filing   relates   solely   to   preliminary
         communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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         This Amendment No. 2 and Final  Amendment  amends and  supplements  the
Tender Offer Statement on Schedule TO filed by PMC-Sierra, Inc. ("PMC") with the Securities and Exchange Commission on August 27, 2002, as amended on August 28,
2002  (the  "Schedule  TO"),   relating  to  PMC's  offer  to  exchange  certain
outstanding options to purchase shares of the PMC's common stock held by eligible persons for new options to purchase shares of PMC's common stock.

         Item 4 to PMC's Schedule TO is amended and supplemented to add the following paragraph immediately after the first paragraph in Item 4(a):

         Item 4. Terms of the Transaction

         The Offer to Exchange expired at 9:00 p.m., Pacific Daylight Time, on September 25, 2002. Pursuant to the Offer to Exchange, the Company, on September 26, 2002, accepted for cancellation options to purchase 19,269,960 shares of the Company's Common Stock, representing approximately 95.1% of the options that were eligible to be tendered for exchange in the Offer to Exchange. Subject to the terms and conditions of the Offer to Exchange, the Company will, in exchange for those options accepted for exchange and cancelled, grant new options to purchase an aggregate of up to 17,994,278 shares of the Company's Common Stock sometime on or after March 27, 2003.



                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to the Schedule TO is true, complete and correct.


                                PMC-SIERRA, INC.

                                By: /s/ John  W. Sullivan
                                   -----------------------------------------
                                   John W. Sullivan
                                   Vice President, Finance

Date:  October 1, 2002